Filed by Spark I Acquisition Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Spark I Acquisition Corporation (File No. 001-41825)

The following is a podcast transcript where Tod Higinbotham, the Chief Executive Officer of ZincFive, Inc. (“ZincFive”), and James (Jim) Rhee, the Chairman and Chief Executive Officer of Spark I Acquisition Corporation (“Spark I Acquisition Corp.” or “SPKL”), appeared as guests on an episode of SPACInsider, a podcast hosted by Nick Clayton, for a discussion about the proposed business combination between ZincFive and Spark I Acquisition Corp.

The transcript was generated using automated transcription tools and while effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, inaccuracies or omissions in the transcript. Neither ZincFive nor Spark I Acquisition Corp. believe that these are material.

ZincFive Podcast Interview by SPACInsider

Podcast Episode Transcript

August 26, 2026

PRESENTATION

Nick Clayton

Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners.

Lithium-ion batteries have dominated much of the discussion in cutting-edge technology. But what if there was a battery chemistry based on more available materials that were more recyclable and that were an even better fit for certain data center energy needs? I'm Nick Clayton, and this week I speak with Tod Higinbotham, CEO of battery maker ZincFive, and Jim Rhee, Chairman and CEO of Spark I Acquisition Corp. The two announced a $752 million combination in June.

Tod explains how ZincFive's nickel and zinc-based battery chemistry can be applied to provide high-density backup power to data centers and how this SPAC transaction will help it meet the demand coming from that data center space. Jim also gets into how the company's financial profile in the battery space made it a particularly interesting target and how the SPAC's management team plans to help ZincFive expand into new markets. Take a listen.

So, just to start, Tod, nickel-zinc batteries have not received quite as much attention in the public eye as compared to lithium-ion and some of the other chemistries over the recent years, but their potential applications for data centers seems like it's really created a moment for them.

Tod Higinbotham

Yeah, that's right. I mean, I think we've always been a quiet technology from that standpoint, mainly because the large markets have always been EV and battery energy storage systems, still are, so we're a little bit more of a niche player. But the short duration, high power as the data center industry has evolved, and then considering new architectures going forward in AI, the short duration, high power capability is starting to become much more important for that roadmap.

Nick Clayton

And Jim, Spark I IPO'd in 2023, so you've had time to look at a lot of different opportunities. What made ZincFive stand out to you?

Jim Rhee

Yeah. We were focused on our ecosystem companies, and we were actually quite late stage of putting together a BCA with another target. But through our ecosystem, we were introduced to ZincFive. And even though it was kind of late in the game, we actually very quickly realized just how great of a company they were. It was kind of love at first sight.

And the benefit of them to us was that we have a lot of initiatives in the data center AI space, and they hit all of the checkpoints that we were looking for. So, even though it was late, we just felt it was worth talking to them and pursuing them. And just the relationship we were able to build with Tod, Tim, the other leaders, kind of made it a very quick decision for us.

Nick Clayton

Yeah. And Tod, you've been involved in this nickel-zinc category for a while now, earlier with PowerGenix. What drew you over to this corner of the market to begin with?

Tod Higinbotham

Yeah. So, it's an interesting story because it has nothing to do with batteries to begin with. So, I spent nearly 30 years in advanced materials, so in companies developing a semiconductor, a flat panel display and solar materials, and in that, using the word advanced, IP protected materials. So, basically advanced materials that drive roadmaps. And after my last company, called ATMI, we sold that to another public company, and that company was doing roadmap materials for large semiconductor leaders, TSMC, Intel, Samsung, those kind of companies.

I was introduced to PowerGenix through a former ATMI employee, and what interested me was they had an IP portfolio of 120 patents around materials. So, it was the connection of the materials, not the battery itself. In fact, as I started discussing potentially taking the job as the CEO, they were a battery company trying to sell to the automotive industry, two things I had no experience in, so I must be the perfect CEO for this. But it really was always basically bringing these advanced materials to the market.

One of the unique things, just to end the thought with, is that we don't do anything different in how we make the battery, actually quite old school technology more similar to lead acid or a nickel-metal hydride, which makes it easily scalable. We're not trying to develop a whole new battery process, we're just bringing chemistry to the market.

Nick Clayton

Yeah. And so, getting into those differences, I guess you mentioned that these are easier to manufacture, but have very different charge capabilities and characteristics than, say, lithium-ion. Why is that, and how different is it?

Tod Higinbotham

Yeah. So, it's really embedded in the chemistry. So, the thing about batteries is there's no perfect battery. And they're all really good at certain things and not so good at others, so it's pretty dissectable by what you're trying to -- the battery. So, nickel-zinc just happens to be a chemistry that has this high power capability.

So, we're similar to the lower end of the range of lithium. So, lithium ion phosphate tends to be the lowest energy dense lithium. That's about where we overlap on energy. But power is just the ability to charge and discharge at a certain rate, and the chemistry is just -- that's what it's built to do. It's built to basically discharge very fast and charge very fast.

And so, we take that energy density times the rate, and that's what we call power density. And that becomes our calling card. And then in data centers, things like backing up a data center for 30 seconds to five minutes, you can discharge the battery very rapidly, and that gives us certain competitive advantages. So, it's in the chemistry. It's built in.

Nick Clayton

Great. And so, how does that play into the specific application for data centers?

Tod Higinbotham

Yeah. So, as I said when I took the job as CEO of PowerGenix, we were actually working on stop-start automotive. And I bring that up just because, again, a very short duration, starting an internal combustion engine. So, not an EV, just a starter battery for being able to start hundreds of times a day maybe.

So, in the data center space, as we started to look at it, there was nothing new going on from the standpoint of they've always backed up data centers with batteries. The data center has to stay up 24/7 without interruption, and they've traditionally done it with lead acid. And so, what we realized is, because of our discharge rate and that short duration, our battery would be much smaller. So, in other words, you're trying to design the battery for the rate, not for the energy. So, you just need to discharge for five minutes.

Our battery would be far smaller, half the size of some of the existing batteries. So, as you do the economics on that, it ended up we had a huge cost advantage because of that. So, we started designing battery systems for data centers, which it took us almost four years to design the product, get it certified.

Nick Clayton

And so, when comparing these different battery technologies and where nickel-zinc sits, how does it compare in terms of the supply chain and the costs that are associated with all of that moving forward?

Tod Higinbotham

Yeah. So, again, each battery is unique in that regard. And what's unique about the nickel-zinc batteries, our primary materials, of course, are nickel and zinc, the nickel supply chain is very strong. Most of the world's nickel is used in stainless steel, so there's a very robust nickel market and nickel is a very recyclable metal.

And so, when you start with sustainability of any battery, you want to ask what are the fundamental metals or materials, and then are they recyclable and are they easily available, and then what are the implications of getting those materials. Of course, all of these, there is some implication called mining, which is you have to go find it and get it. And that's really important, again, as a strategy for a country if you want to have independence of some of these material supply chains.

So, we started off nickel, copper, and zinc. Those are all available globally. And nickel is a little more restricted, but there's a lot of nickel deposits and reserves out there. I think more importantly is the recyclability and what it means to the battery. So, for us, all the metals are recyclable. And so, that's actually the -- it's not so much that lithium can't be recycled. The question is what's the cost of the recycling, and is the cost of recycling more or less than making something new?

And so, the example -- simple example I give is aluminum cans versus plastic bottles. You don't hear a bunch of international outrage around aluminum cans floating in the ocean, but you get to see all kinds of videos of plastic bottles. The reason is that aluminum is profitable to recycle. So, if a person sees an aluminum can, they know at least in some place they can go get a deposit for that, so people pick them up, right? And then there is active profitable recycling to recycle aluminum.

Plastic bottles, it's actually cheaper to make a new one. And then not just cheaper, but it actually requires less energy, and that's where it sort of falls apart. So, we think of ourselves as the aluminum can of the battery industry. Expensive materials going in, but huge incentive to recycle, and it creates a great supply chain circularity there.

With lithium, the problem they have to overcome is that they're very cheap materials going in, which makes it a very inexpensive battery, which is great and that's why they're so successful. On the backside, it's how do we deal with the landfill, the recycling and the cost of that. And so, what we need to do is find applications where we're less expensive. So, in high power, we use less battery, we use less materials, and then we have this really nice recyclability feature.

So, each battery -- and as time goes on, by the way, our belief is there'll be more and more successful batteries, including lithium. Lithium is obviously the heir apparent for energy applications, right, and I don't see that changing anywhere in the near future. But the battery market is growing very fast for specialty applications like ours. Longer duration, shorter duration, all kinds of specialty cases, all of these will be judged on the circularity of their supply chain, because we don't want to create a bunch of new landfill materials in the battery world.

Nick Clayton

Right. And I saw that, with this demand picking up for some of those products, you did double your revenue in 2024 to 2025. What's the demand like now, and how are you keeping up?

Tod Higinbotham

Yeah, demand is very high. So, read about the data center market is a real hot market right now as far as growth, both for traditional data center capacity as well as artificial intelligence. And so, we entered the year -- we operate off a backlog. So, we get orders from new data centers, and they usually place the order somewhere 6 months to 12 months before they need the batteries, and it's just the timing of that construction schedule. So, we ended the year last year with over an $80 million backlog of orders.

What's changing for us over time is it's a very conservative industry and it's dominated by large companies. So, whether those be the hyperscalers, Google, Microsoft, Amazon, or major co-lo data centers, Digital Reality, Equinix, those types, they are very conservative and it's hard to break in with a new technology. They don't necessarily like doing business with new technology companies. They want reliability.

And so, as time has gone on, we've gotten larger and larger orders from larger and larger data centers. So, it's sort of breaking through those next couple tiers upward where you've developed a reputation and they know you can deliver. They know you have the balance sheet, which will bring us to the SPAC. Those are the critical things now. The technology's proven. And so, the POs are starting to get larger and larger. And so, that drives the need for more capital.

Nick Clayton

Yeah. And I guess kind of how those needs break down in terms of meeting that backlog, is it more on the capital side, the manufacturing capacity side? I suppose those are very linked. But just how does meeting the challenge sort of break down for you?

Tod Higinbotham

Yeah. Going back to the -- I'll call it the simplicity engineer. Our engineers won't like me to use that word, but our scalability of buying equipment and getting capacity up is more straightforward. And so, we've been able -- and by the way, we're very low CapEx. So, our revenue to CapEx is like -- our annual revenue to CapEx is like 5 to 1. So, for a $30 million battery investment, we'll have $150 million of annual revenue.

So, it's more straightforward to expand ahead of demand on the CapEx side. The opposite exists on the working capital side, the inventory side. So, we're very variable cost centric, and that means building inventory. We have a long capital cycle because we build the batteries in our facilities in China and then ship them around the world. So, the CapEx is good. But on the working capital, every time we get a big order, we need to start buying materials and building batteries. And so, that treadmill and trying to stay ahead of that is where the challenge has been.

Jim Rhee

Maybe I could just add to that a bit. I think -- because I know one of your questions will probably be, you know, why SPAC? But I think almost ZincFive is so successful, they're really a victim of the growth. And they have no choice. They need working capital in order to deliver products and they have to buy materials in advance.

And it was just this tremendous growth in their backlog that they had to deliver, and therefore they needed to find the capital solution that would provide them with the funds needed. And I think that's why -- Tod, I mean, you obviously will speak to it a bit, but I think that's why the SPAC was the most attractive path to raise that capital and go public.

Tod Higinbotham

Yeah. Absolutely.

Nick Clayton

Yeah. So, I did want to get into that. What was the point at which it really kind of -- there was a eureka moment that ZincFive really needed to be a public company in order to be able to really grab a hold of all of this demand that you were seeing in front of you? And I guess where did the SPAC option first kind of cross your path in that?

Tod Higinbotham

Yeah. So, the first time it crossed our path is probably five or six years ago. Sometimes we refer to SPAC 1.0, but it was a different time in the SPAC market. I don't think that was actually 1.0. Maybe it was 1.5, but we were getting approached. There was a lot of SPACs going on back in that 2019 timeframe, and we were extremely attracted to it because we had the same problem. We needed more capital. And some of our competition or battery companies were doing SPACs and they were getting pretty large quantities of cash.

We just really -- I came from a small cap public company, a NASDAQ company, ATMI. I just really didn't think we were ready. I still feel fundamentally you need to deliver results, quarterly results, revenue, predictability. We had none of that then. So, we pushed back and then we continued to fund the company privately.

But then we ran into a roadblock, which was the growth of the company, meaning those orders versus the growth of the valuation of the company, future value. There was a discontinuity. So, we were having trouble getting the size of capital we needed based on that lag. We have these great orders, but we're not EBITDA positive yet, right?

So, you can see the value, the future value, of the company, but the private equity market was one of tightening, meaning they were funding companies that already had positive profit. So, we were really having not great success getting the size of capital we needed from the private market, so we readdressed the public market.

And we found that the SPAC market had changed a lot because of some of the problems that happened kind of in the last round. There was new regulations. The investors were more cautious and had new models. And we were now at a point where we had a large backlog and we were getting very predictable on our future, so we were in a different place. And so, all of a sudden what we thought was, five years ago, maybe a bad idea is like this is actually perfect.

And the speed at which we needed the capital to keep this thing going, because you can't take an order from a data center and delay it. And if you don't take an order, they'll never come back. So, you're almost trapped on this treadmill, and so, oh, my God, the SPAC is perfect. We can execute this in the right timeframe, get the size of the capital, and then it also is sort of a valuation marker, right? It's that you look at the value of the company, it's much better in the public eye with that future longer term growth than, say, a private equity valuation. So, yeah, we just said this is perfect. Let's get after it.

Nick Clayton

Yeah. And so, Jim, once you were engaging with Tod and ZincFive and looking at the options there, I mean, he sort of described the challenge of bringing committed capital to a company like this. What was sort of your approach and how were you able to bring in the investment with -- and a $100 million PIPE in this and continued engagements ongoing?

Jim Rhee

If you get a chance to do some research on SparkLabs Group, we're much more of a startup incubator. We support entrepreneurs and we do VC funds. We have a lot of partners all around the world. So, when we did SPACs, it was primarily to help actually companies or portfolio companies to take the next step and go public.

We were actually -- we had a model, actually, to raise capital in advance. So, more of like a pre-IPO funding to position the companies, to reach out to our ecosystem, help them with development projects. So, we did have a slightly different capital process that I'll come back to here in a second.

The second one, we felt like really one of the big issues with the SPACs were valuations. So, especially if it's driven by the VCs or private equities that just want to exit quickly, they obviously want the highest valuation possible for a quick exit. But we thought that was very bad for not only the companies, the founders, but for the long-term investors. So, we were looking for a company that was open to having a reasonable valuation that would clearly go up, right?

And then the last thing that we looked at is, is this a company we can actually help? Because we didn't view it as a transaction. We said could we follow up? Could we help them build their business? Could we introduce them to development partners, future long-term investors, etc.?

So, all of the part about the valuation, when we engaged with ZincFive, they had the right mindset for that. And so, that was one of the reasons that we were excited by them. I wish we had met them six months earlier, but the PIPE was already set up and they had already negotiated that with the PIPE provider. And ultimately they needed it. They needed the money for the reasons that Tod has already explained.

Nick Clayton

Sure. And I wanted to get in a little bit more on the valuation side of things as well, just given that you said that Tod and his team have had the right mentality on it. I imagine it's also just -- it's at least not the simplest thing to square, given that a lot of the other pure play listed battery manufacturers and technology companies are, again, these kind of -- these different chemistries and things like that, but then you also have the issue that ZincFive is here becoming integrally integrated into the data center growth, which is its other sort of big metric to keep in mind. What did you find to be kind of the most telling things that probably investors should be keeping in mind as they look at this transaction?

Jim Rhee

Yeah. So, I think the valuation is very critical, and I think some of the analysis that had been done that we were handed kind of compared ZincFive more generically to other battery companies that weren't necessarily even, we thought, in the markets. They were like consumer EV plays and drones and stuff like this, and mostly lithium based, etc.

But when we looked at this, and the reason we thought the valuation was so compelling, was we saw their benefits for the data center and the hyperscaling data centers especially. Then maybe Tod will speak a little bit more of why are they such a unique strategy in that market.

But when you compare them then to those players, you have to consider the growth. And everybody was just doing a straight up comp comparison without the growth in mind. ZincFive, based on their growth, was vastly, we believe, undervalued relative to what they were willing to go out at. So, that, to us, was a great story. And so, we think -- I mean, we believe if ZincFive delivers on their revenue and their growth, I think the market will quickly realize how attractive their valuation is. But that was probably the number one thing that we looked at, just the valuation relative to their growth.

Nick Clayton

And so, it very much sounds like your primary use of proceeds for this transaction that you're really looking at, you have all this organic work that is just sort of waiting for the capital to make it run. But are there things that you see out there in terms of opportunities on the inorganic side, just given that, once you're a public company, it becomes easier to absorb peers and all that kind of thing?

Tod Higinbotham

Yeah, for sure. I think there's three pieces of the use of proceeds going initially, and that's that we're planning a U.S. facility, which is very important, going back to my comment about the conservative nature of the industry. All of our customers would like to see us have a duplicate supply chain, from our China supply chain add the U.S. supply chain. So, that's important not just for capacity, but for growth. And then you heard the working capital, so funding POs.

So, this is -- and the third piece is development before we get to the inorganic. And that's just that we have a massive opportunity in the AI side of the architecture where new opportunities have emerged because of AI architectures, which are that the GPU servers have this dynamic transient power feature where the power is consumed irregularly or sort of in a pulsing fashion. And so, we're designing technologies to actually help stabilize and work with that. So, that's the third sort of leg of the stool on it's just new product development and things that we can do on the AI side.

Inorganically, we've always been cash constrained so we haven't had the enjoyment of thinking that way too much, but I think there's a couple of growth vectors for us. One is just that it's globalization. So, as we globalize, you need infrastructure, so it's service and distribution and technical support and things like that. So, certainly there are companies out there that would be potentially attractive that have maybe more of a global footprint or a specific nature.

And then the other is that the basis of our company was based on the chemistry, but taking a battery and turning it into something usable for a customer requires more. It requires sort of a battery management system and infrastructure and the ability to sort of plug into larger and larger systems. So, there are companies out there that are more power electronics engineering-based companies that would be either very likely candidates for co-development or even potentially some M&A activity, so we'll be looking more of those looking forward.

Today the first three categories of we're trying to fulfill the mission of our customer first, and the IPO was always designed to make sure we have the capital available to do what our customers need us to do. And right now, that's U.S. manufacturing, build more product, and develop AI products.

Nick Clayton

Yeah, I can imagine. And it also just strikes me that there's the potential here for the IPO -- or rather just the public listing because it's not exactly an IPO, doing some marketing work for you just because, based purely on the other companies that I've been interviewing over the past year, many of which are doing SPAC deals, are also sort of questions around how do we meet this demand in data centers.

Some are nuclear reactor technology companies that've got to have dedicated power. We have all these various technologies that are going to need to go into this. And I think this is maybe a side of the story that people don't think about quite as often, is maintaining that power. And I'm curious if that's something that's come up with investors as you've been kind of going through this process and into this next stage as a public company.

Tod Higinbotham

Yeah. Yeah, absolutely. I mean, it's a great question, and you can see it's evolving very quickly, right, that there is different aspects to data centers. Of course, I see a lot more controversial articles about power consumption, water consumption. That all has to be balanced, of course.

But what's really happening is data center, the way that we've used them historically in everything from consumer kind of stuff to business, it's just become part of our critical infrastructure. And as that grows as a country, and as a world of course, but thinking about the U.S., is the grid needs to catch up. The grid that we designed 100 years ago with electrification's different than the grid needed today. So, there is a lot going on, way beyond the micro data center part that we're in, the macro energy side. So, yeah, it's a big developing story.

One of the ways we'd like to play in that, Nick, and like you talked about, the publicity side of this and being a player in it, is that we just represent a large block of power. And so, anything that's short duration, high power, even at much higher scale like grid scale, nickel-zinc batteries could be a big play in the stabilization and the development of that new grid. Of course, there's also islanded or microgrids going to data centers. Like you said, it could be nuclear or large gas turbines and even solar. I mean, there's all kinds of really exciting new ideas on the new data center grid.

So, yeah, we're playing a role in that. It brings a lot of attention. As you can see, the federal government and as well as state and local governments are also playing in this with funding and other incentives.

Jim Rhee

One thing I was going to add too, was -- and it's just a matter of prioritization, because I think there are so many opportunities where ZincFive could become a leader. So, we are trying to get Tod out eventually when he has time, because he's got so much to do in growth opportunities. I think the ESG considerations are very important, which Tod hasn't mentioned.

So, I think their product lends itself to growth and development, given the benefits they have in Asia. I think there are just so many markets they can get out to. But it's really just a matter of prioritization, but I don't think there's any limit to the growth the next few years.

Tod Higinbotham

Yeah, just a real quick follow up that to Nick. It sort of goes back to what made Spark and SparkLabs unique in the SPAC space for us. And one of those is international reach. So, a lot of the SPAC sponsors have the financial wherewithal. They bring a lot of sophistication in that, but very few of them brought any kind of international reach. And that's a big part of our strategy.

So, we obviously started off in the U.S. And the first couple of data centers that we were sold into were Canada and the U.S., and then we focused on those markets. But we, about two years ago, started getting pulled more into Western Europe, and so now we have a very active business there. Jim said it well about priorities. You can sell the product, but you have to be able to service the product. You have to be able to take care of the data center.

So, you have to be careful about the speed at which you do it. You want to go fast to grow the company, but you want to make sure you can take care of customers. So, you can hear Jim's comments. There's a lot of pull for us in Asia. Of course, we manufacture in China, so we're already there. But we also need to be considering, with the use of proceeds, how we build out that infrastructure to support customers throughout Asia. But there are tremendous opportunities. And as Jim said, it's all about prioritization.

Jim Rhee

We are hoping -- I think that Tod kind of explained it, of how efficient their CapEx structure and model is. So, I think it's fairly easy, Tod, to stand up new manufacturing facilities. But I think that's where we're hoping to get them development partners, funding for the manufacturing capacity, so that we can service other markets as well.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These include SPKL, ZincFive or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements related to the proposed business combination (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger and Reorganization, dated June 11, 2026 (the “Merger Agreement”), by and among SPKL, certain merger subsidiaries of SPKL and ZincFive, including the expected consummation of the transactions contemplated by the Merger Agreement, entry into the related agreements contemplated by the Merger Agreement and the terms thereof, and the expected timing to close the Business Combination; forecasts and projected financial information for fiscal year 2026; statements regarding the benefits of ZincFive products; expectations regarding the expansion of ZincFive’s addressable market, end-market demand and adoption of its products; expectations regarding costs savings and profitability; projections regarding ZincFive's ability to commercialize new products and technologies; projections of manufacturing capacity and the ability and timing to increase manufacturing capacity; plans for ZincFive’s manufacturing sites and the associated benefits; projections regarding data center growth; projections of market opportunity and market share; expectations regarding ZincFive’s ability to execute its business model and the expected financial benefits of such model, including projections of revenue growth, gross margin, revenue from contracted and undelivered sales and from its pipeline of potential customers; expectations regarding ZincFive’s ability to attract, retain, and expand its customer base; the capitalization of SPKL after giving effect to the proposed Business Combination; expectations regarding the use of proceeds from the proposed Business Combination; and expectations with respect to the future performance, expansion and the success of the combined company following the consummation of the Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of ZincFive’s and SPKL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ZincFive and SPKL. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the equity holders of ZincFive or SPKL is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; ZincFive’s ability to grow its business and expand operations, maintain relationships with customers and suppliers and retain its management and key employees; ZincFive’s ability to attract and retain customers; the failure of ZincFive’s products to perform as expected; the availability of raw materials and components necessary to manufacture and assemble ZincFive’s products; governmental actions affecting ZincFive’s China or other international operations; ZincFive’s ability to increase manufacturing capacity and to forecast related costs and efficiencies accurately; ZincFive’s competitive landscape; the potential need for additional future financing; ZincFive’s reliance on strategic partners, contract manufacturing organizations and other third parties; ZincFive’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the evolution of the data center industry, including the use and rate of adoption of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; risks related to geopolitical conflict, including supply chain disruptions; uncertainty or changes with respect to taxes, tariffs, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk that shareholders of SPKL could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; and the outcome of any legal proceedings or government investigations that may be commenced against ZincFive or SPKL. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by ZincFive, SPKL or the combined company resulting from the proposed Business Combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither ZincFive nor SPKL presently know or that ZincFive and SPKL currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect ZincFive’s and SPKL’s expectations, plans or forecasts of future events and views as of the date they are made. ZincFive and SPKL anticipate that subsequent events and developments will cause ZincFive’s and SPKL’s assessments to change. However, while ZincFive and SPKL may elect to update these forward-looking statements at some point in the future, ZincFive and SPKL specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing ZincFive’s or SPKL’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither ZincFive, SPKL, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of ZincFive. You should not view information related to the past performance of ZincFive as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed Business Combination, SPKL and ZincFive plan to file the registration statement on Form S-4 to be filed by SPKL and ZincFive related to the Business Combination (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of SPKL to vote on the proposed Business Combination. SPKL and ZincFive also plan to file other documents and relevant materials with the SEC regarding the proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of SPKL as of the record date to be established for voting on the proposed Business Combination. SECURITY HOLDERS OF ZINCFIVE AND SPKL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ZincFive and SPKL once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SPKL may be obtained free of charge from SPKL at www.spark1ac.com. Alternatively, these documents, when available, can be obtained free of charge from SPKL upon written request to Spark I Acquisition Corporation, 3790 El Camino Real, Unit #570, Palo Alto, CA 94306, Attn: Chief Operating Officer, or by calling (650) 353-7082. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

SPKL, ZincFive and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SPKL in connection with the proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of SPKL’s executive officers and directors in the solicitation by reading SPKL’s final prospectus related to its initial public offering filed with the SEC on October 6, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information regarding the names, affiliations and interests in the solicitation of ZincFive’s directors and executive officers will be included in the proxy statement/prospectus included in the Registration Statement when it becomes available. Information concerning the interests of SPKL’s participants in the solicitation, which may, in some cases, be different from those of SPKL’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPKL, ZincFive or the combined company resulting from the proposed Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.